Binder for Insurance Page 2 of 3

I.	NAMED INSURED:	The Cushing MLP Total Return Fund
II.	INSURED ADDRESS:	3300 Oak Lawn
Avenue Dallas, TX 75219
III.	INSURING COMPANY:	Hartford Fire Insurance Company

IV.	BOND FORM:	Investment Company Blanket Bond

V.	PROPOSED BOND PERIOD:	From: July 10, 2009 To: June 5, 2010

VI.	BINDER PERIOD:	From effective date until execution of bond.

VII.	POLICY NUMBER:	FI0244286-09

LIMIT OF LIABILITY/DEDUCTIBLE
Quote #1
INSURING AGREEMENTS:
		Limit	Deductible
I.	Employee	$1,000,000	$10,000
II.	Premises	$1,000,000	$10,000
Ill.	Transit	$1,000,000	$10,000
IV.	Forgery or Alteration	$1,000,000	$10,000
V.	Securities	$1,000,000	$10,000
VI.	Counterfeit Currency	$1,000,000	$10,000
VII.	Computer Systems Fraudulent Entry	$1,000,000	$10,000
VIII.	Voice Initiated Transaction	$1,000,000	$10,000
IX.	Telefacsimile Transfer Fraud	$1,000,000	$10,000
X.	Uncollectible Items of Deposit	$25,000	$1,000
XI.	Audit Expense	$25,000	$1,000
XII.	Stop Payment	$25,000	$1,000
XIII.	Unauthorized Signatures	$25,000	$1,000

Annual Premium		$3,494
Pro-rated		$3,159

NO DEDUCTIBLE SHALL APPLY TO ANY LOSS UNDER COVERAGE 1 SUSTAINED BY ANY INVESTMENT COMPANY

*	Limit of Insurance: In excess of the Deductible.
**	Deductible: Each Claim.
***	Statutory taxes, fees and/or guarantee fund taxes and other applicable state specific premium surcharges are separate and in addition to the indicated premium.

Binder for Insurance Page 3 of 3

IX.	ADDITIONAL CONDITIONS:

X.	RIDERS, EXCLUSIONS AND LIMITATIONS:

1. F-6018 -Automatic Increase
2. F-6002 - Automatic Coverage for Subsidiaries
3. F-6050 - Texas Mandatory Rider

Note: Endorseinent titles are used for ease of reference only. If you have questions regarding the scope of the above endorsements, please request a specimen copy using the corresponding reference nunzber above.

XI.	SUBJECTIVITIES:

The above is subject to the underwriter's receipt, review and acceptance of the following prior to binding:

NONE

Return Remittance to:

Via Check (Make payable to Hartford Fire Insurance Company)
Hartford Fire Insurance Company
C/O Bank of America
3793 Collection Center Dr.
Chicago, IL 60693

Via Wire Transfer
	ABA Number:	111000012
	For Account:	Hartford Fire Insurance Company
	Account Number:	375-157-7481
Reference:

Premium must be paid within thirty (30) days of the policy effective date.

This is a temporary and conditional binder and is conditioned upon underwriter's receipt, review and acceptance of the additional information specified above. If any such information is not received, reviewed and accepted on or before date specified above, then this binder and any policy issued pursuant thereto will be automatically null and void ab initio and have no effect.

Please be aware that if prior to the effective date of the policy period there is: a) any material change in the information requested by and/or submitted to Hartford Bond, or b) any material change in the hazard or risk contemplated in this quotation, the applicant must advise Hartford Bond immediately and prior to the effective date of the policy period. Hartford Bond fully reserves its rights with respect to the acceptance or denial of this risk in the event of any of the above.

Additionally, please be aware that if prior to the effective date of the policy period there is any claim made against any insured or if any insured discovers a potential claim, occurrence, circumstance or wrongful act, whether or not notice is given under the expiring policy, then this binder and any policy issued pursuant thereto will be automatically null and void ab initio and have no effect.

Binder for Insurance Page 4 of 3

Sincerely,

Kenneth McNally
Executive Underwriter

Fidelity Bond Insurance Resolutions:

WHEREAS, the Fund is currently insured against loss arising from larceny or embezzlement under a single insured fidelity bond offered through Hartford Fire Insurance Company insuring the Fund in the amount of $1,000,000 (the “Fidelity Bond”);

   WHEREAS, the Board of Trustees has considered the adequacy and reasonableness of the Fidelity Bond with due consideration to (i) the amount and type of coverage provided by the Fidelity Bond, (ii) the aggregate value of the assets of the Fund to which any person covered by the Fidelity Bond may have access, (iii) the types and terms of the arrangements made by the Fund for the custody and safekeeping of its assets, (iv) the nature of the securities in the Fund’s portfolio, (v) the nature and method of conducting the Fund’s operations, and (vi) the accounting procedures and controls of the Fund and has determined that the form of the single insured fidelity bond is reasonable;

   WHEREAS, the Board of Trustees has considered the adequacy of the fidelity bond coverage in the amount of $1,000,000 in light of the requirements of Section 17(g) of, and Rule 17g-1 under, the Investment Company Act of 1940 (the “1940 Act”) and has determined that the form of coverage is reasonable; now, therefore, be it

   RESOLVED, that the Board of Trustees, including a majority of the Independent Trustees, hereby approves the Fidelity Bond for renewal for a one-year term commencing July 10, 2009 and the annual premium therefor in the amount of $3,494; and further

   RESOLVED, that in accordance with Rule 17g-1(h) under the 1940 Act, the Secretary of the Fund is hereby designated as the officer of the Fund who is authorized and directed to make the filings with the Securities and Exchange Commission and give the notices required by Rule 17g-1(g); and further

   RESOLVED, that the officers of the Fund be, and they hereby are, authorized and directed at all times to take all actions necessary, including adjusting or increasing the coverage of the Fund under the Fidelity Bond, to assure compliance with these resolutions and Rule 17g-1.